Exhibit 14.1

CIMAREX ENERGY CO.

Code of Ethics for Chief Executive Officer and

Senior Financial Officers

This Code of Ethics applies to the Cimarex Energy Co.’s Chief Executive Officer and the Chief Financial Officer and the Controller (collectively the “Senior Financial Officers).  Its purpose is to promote honest and ethical conduct and compliance with the law, particularly as related to the maintenance of the Company’s financial records and the preparation of financial statements filed with the Securities and Exchange Commission.  The obligations of this Code of Ethics supplement, but do not replace, the Code of Business Conduct and Ethics applicable to all directors, officers and employees.

1.                                       The Chief Executive Officer and the Senior Financial Officers are expected to:

a.                                       Act honestly and with integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.  A “conflict of interest” exists when an individual’s private interests interfere or conflict in any way (or even appear to interfere or conflict) with the interests of the Company.

b.                                      Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable.

c                                          Comply with all applicable laws, rules and regulations of federal, state and local governments and other appropriate private and public regulatory agencies.

d.                                      Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing their independent judgment to be subordinated.

e.                                       Respect the confidentiality of information acquired in the course of business except when authorized or otherwise legally obligated to disclose the information.

f.                                         Proactively promote ethical behavior among employees at the Company and as a responsible partner with industry peers and associates.

g.                                      Maintain control over and responsibly manage all assets and resources employed or entrusted to them by the Company.

h.                                      Report to the Audit Committee of the Board of Directors any illegal or unethical conduct, whether of a financial or non-financial nature, by any director, officer or employee that has occurred, is occurring or may occur, including any potential violations of this Code of Ethics or the Company’s Code of Business Conduct and Ethics.

i.                                         Comply with this Code of Ethics and the Company’s Code of Business Conduct and Ethics that applies to all directors, officers and employees

2.                                       If there is a conflict between this Code of Ethics and a Company policy or procedure, the Company’s Code of Business Conduct and Ethics, or any applicable law, rule of regulation, then the Company’s legal counsel shall be consulted for guidance.

3.                                       There shall be no waiver of or modification to any part of this Code of Ethics except by the affirmative vote of a majority of the members of the Company’s Board of Directors.  In the event that a waiver of or modification to this Code of Ethics is approved by the Company’s Board of Directors, then such waiver or modification shall be disclosed in accordance with applicable laws, rules and regulations, including those of the Securities and Exchange Commission and the New York Stock Exchange.